M BARC INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	14,141
Prepaid expenses		4,602
Property and equipment, net		1,658
Total assets	$	20,401

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,292
Total liabilities		2,292
Stockholder's equity		
Common Stock		
2,000 shares authorized, NO PAR VALUE		-
1.,500 shares issued and outstanding		1,500
Additional Paid in Capital		73,199
Distributions		(39,300)
Retained (Deficit)		(17,290)
Total Stockholders Equity		18,109
Total liabilities and stockholders' equity	$	20,401

See accompanying notes to financial statements